UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE

—
The Board of Directors of Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), considering that:

(i)           as disclosed by Petrobras on May 23, 2022, and June 9, 2022, the Company received official letters from the Ministry of Mines and Energy requesting Petrobras to call an Extraordinary Shareholders’ Meeting for the replacement of a member of its Board of Directors;

(ii)         on June 20, 2022, the Company released two (2) Notices to the Market, whereby Petrobras firstly informed the resignation of Mr. José Mauro Coelho from the positions of Board Member and President of Petrobras, and secondly announced that, because of such vacancy in the President’s Office, the Chair of the Board of Directors had appointed Mr. Fernando Assumpção Borges, Chief Executive Exploration and Production Officer, as Acting President of the Company, based on paragraph 4 of article 27 of Petrobras’ Bylaws, until the election and investiture of the new President, according to article 20 of the Bylaws;

(iii)        on June 21, 2022, the Company received another official letter from the Ministry of Mines and Energy by means of which the controlling shareholder appointed eight (8) candidates for the Board of Directors, to be submitted to the Extraordinary Shareholders’ Meeting, according to Petrobras Notice disclosed to the Market on the same date;

(iv)        on June 27, 2022, Petrobras’ Board of Directors, by a majority vote, elected Mr. Caio Mário Paes de Andrade as member of the Company’s Board of Directors until the next Shareholders’ Meeting, as per the terms of article 150 of Brazilian Corporation Law, and also as President of the Company, with a term of office until April 13, 2023, according to the Notice disclosed to the Market on June 27, 2022 ;

(v)         Petrobras’ Board of Directors is currently composed of eleven (11) members, being one (1) member appointed by the Board of Directors, according to article 150 of Brazilian Corporation Law, who has substituted for one (1) member elected according to a cumulative voting procedure at Petrobras Annual Shareholders’ Meeting of April 13, 2022; and ten (10) members elected at the Annual Shareholders' Meeting of April 13, 2022;

(vi)        the ten (10) Board members elected at the Annual Shareholders’ Meeting held on April 13, 2022 were elected as follows: (a) one (1) member elected in a separate voting procedure held among the Company’s employees, according to paragraph 1 of article 2 of Law 12,353/10; (b) one (1) member elected in a separate voting procedure held among the preferred minority shareholders, according to item II of paragraph 4 of article 141 of Brazilian Corporation Law; (c) one (1) member elected in a separate voting procedure held among the common minority shareholders, according to article 239 of Brazilian Corporation Law; and (d) seven (7) members elected in a cumulative voting procedure held among all common shareholders, according to article 141 of Brazilian Corporation Law, except for those who had participated in the election procedure referred to in item (c);

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(vii)      the list of candidates for Petrobras’ Board of Directors included in the official letter from the Ministry of Mines and Energy received on June 21, 2022, comprises the election of the eight (8) Board members, who will compete for the eight (8) positions of the eight (8) members elected in the cumulative voting procedure at the Annual Shareholders’ Meeting held on April 13, 2022, and there shall not be, in this Extraordinary Shareholders’ Meeting, separate voting procedures for the members of the Board who have not been elected by cumulative voting ;

hereby, and in response to the request of the Company’s controlling shareholder, invites the Company’s shareholders to attend an Extraordinary Shareholders’ Meeting, to be held exclusively online through a Digital Platform, on August 19, 2022, at 1:00 p.m., to resolve on the following matters:

Extraordinary Shareholders’ Meeting

I. Election of eight (8) members of Petrobras’ Board of Directors; and

II. Election of the Chair of Petrobras’ Board of Directors.

The Meeting will be held exclusively online, therefore the shareholders will only be able to participate as follows:

(a)       by using the Distance Voting Ballot(“Distance Voting Ballot”), is available for the shareholders on the Company’s (http://www.petrobras.com.br/ri ) and CVM’s (http://www.cvm.gov.br ) websites, or through shareholders custodians;

(b)       by using the Digital Platform, which may be accessed in person or by a duly appointed attorney-in-fact, as per Article 28, paragraphs 3 and 3 of CVM Resolution 81/22 (Resolution 81), in which case the shareholder may: (i) simply participate in the Meeting, having already sent the Bulletin for Distance Voting or not; or (ii) participate and vote in the Meeting, in which case the voting instructions previously sent by the shareholder in the Distance Voting Ballot will be disregarded, and the vote given through the Digital Platform will prevail.

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The Company’s shareholders must evidence their status as shareholders in accordance with article 126 of Law 6,404, of December 15, 1976 (“Brazilian Corporation Law”) and article 13 of Petrobras’ Bylaws, as applicable.

The Company informs shareholders who wish to participate in this Meeting that the instructions to access the Digital Platform and/or to send the Distance Voting Ballot, pursuant to Resolution 81, can be found in the Manual for Participation of Shareholders and in the Instructions for Participation in the Meeting.

To participate in this Meeting through the Digital Platform, the shareholder must send a request to the Company, by email, to the following address: assembleias@petrobras.com.br, until two (2) days before the Meeting, that is, until 1 p.m. (Brasília time), August 17, 2022, in which email the shareholder must enclose the following documents:

Individual Shareholder:

(a) valid identity document with a photo of the shareholder (original or certified copy). The following documents can be presented: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association Card accepted as identification for legal purposes (such as OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH);

(b) proof of ownership of shares issued by Petrobras, issued by the depository or custodian financial institution; and

(c) email to receive the individual invitation to access the Digital Platform and consequent participation in the Meetings.

Legal Entity Shareholder:

(a) valid identity document with a photo of the legal representative (original or certified copy). The following documents can be sent: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association Card accepted as identification for legal purposes (such as OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH);

(b) documents that prove the representation, including the appointment by a power of attorney and a copy of the professional qualification documents and the minutes of board members’ election; and, in case of investment fund, copies of (i) the articles of incorporation in effect, (ii) the professional qualification documents of the board member or administrator, as applicable; and (iii) the minutes of the board members’ election. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but they are not required to be notarized nor legalized at the Brazilian Consulate. Documents in English or Spanish do not require translation;

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(c) proof of ownership of shares issued by Petrobras, issued by the depository or custodian financial institution; and

(d) email to receive the individual invitation to access the Digital Platform and consequent participation in the Meetings.

The minimum percentage of the Company’s capital necessary for the cumulative voting procedure to be requested for the election of the members of the Board of Directors at this Extraordinary Shareholders' Meeting is five percent (5%) of the voting capital, according to CVM Resolution 70. The possibility to request the adoption of a cumulative voting procedure shall be exercised by shareholders up to forty-eight (48) hours before the meeting, i.e. until 1:00 p.m. of August, 17, 2022, according to paragraph 1 of article 141 of Brazilian Corporation Law.

The exercise of the voting rights in the case of loaned shares will be under the responsibility of the borrower unless otherwise provided for in the agreement of the parties.

Despite the possibility of participating via Digital Platform, Petrobras recommends that shareholders adopt the Distance Voting Ballot.

The Company hereby informs that the instructions provided in the Manual for Participation of Shareholders, as well as in the Distance Voting Ballot, are intended to assist shareholders in completing the Ballot. The shareholder who chooses to use the Ballot is solely and entirely responsible for its correct completion, regardless of how he/she has accessed it: either directly (on the Company's or CVM's website) or indirectly (by transmitting the completion to custody agents, voting recommendation consultants hired by the shareholder, or to the Company's shares bookkeeping).

All documents regarding the matters to be resolved on at this Extraordinary Shareholders’ Meeting are available to the shareholders at the Company’s (http://www.petrobras.com.br/ri) and the Brazilian Securities and Exchange

Commission – CVM’s (http://www.cvm.gov.br) websites, as per the terms of CVM Resolution 81.

Rio de Janeiro, July, 18, 2022.

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Márcio Andrade Weber

Chair of the Board of Directors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer